Exhibit 99.1

Nano Dimension Announces President & CEO Yoav Stern’s Appointment to the Board of Directors

Board further intends to appoint Mr. Stern as the Chairman of the Board

Sunrise, Florida, March 11, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that its President & CEO, Yoav Stern, will replace Ofir Baharav as a member of the Board of Directors. The Board further intends to appoint Mr. Stern as the Chairman of the Board, subject to shareholders approval at an upcoming meeting.

Mr. Baharav commented, “Under the exceptional guidance of our CEO Yoav Stern, Nano has transformed into a viable and momentous force in the world of electronics. I am thankful for the years of close association with Nano Dimension and for the privilege of being its Chairman of the Board. However, as CEO of Power Breezer, my complete focus is required to support its exponential growth. Therefore, I must sadly retire from my position at Nano Dimension, which will allow me to carve an equally exciting path for PB in the coming weeks. I am confident in the knowledge that Nano is set on a stellar trajectory of growth.”

Yoav Stern commented: “Mr. Baharav service as a director since 2015 and a chairman of the board since January 2020 added significant value and demonstrated devotion and commitment. While he will focus on growing Power Breezer, he has agreed to join Professor Magdasi and serve on our advisory board. We wish Ofir much success in his present and future endeavors, and we thank him for his contribution to Nano Dimension.”

“At Nano Dimension, we are rigorously working to strengthen the company, as we prepare for an intensive growth phase, which we expect to happen as a result of our M&A activity. Also, as part of our preparation for our next stage of growth, we will be adding to our technology development and executive management teams,” added Mr. Stern.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses appointing Mr. Stern as the Chairman of the Board at an upcoming shareholders meeting, strengthening the company, expected intensive growth phase, results of M&A activity and adding to technology development and executive management teams. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)